EXHIBIT 99.9

PREFERRED STOCK PURCHASE AGREEMENT
(American Building Control Inc.)

     This Preferred Stock Purchase Agreement (this "Agreement") is executed effective as of the 25/26 day of February, 2003, by and between Victoria & Eagle Strategic Fund, Cayman Island, c/o Victoria & Eagle Asset Management SA, via Nassa 44, CH -- 6900 Lugano, ("Purchaser"), and Myriam Hernandez, Eienweg 1, CH-4538 Oberbipp ("Seller").

     1.     The parties hereby confirm the purchase and sale, effective as of the date hereof, of 65,118 shares of Series A 12% Cumulative Convertible Preferred Stock, represented by 2 share certificates of 32,559 preferred shares each, of American Building Control, Inc. (the "Company"), formerly Ultrak, Inc. (the "Shares"), at a total price equal to $1,000,000 (US Dollars one million) ("Purchase Price").

     2.     Settlement of the purchase and sale of the Shares shall occur on the same business day of the date hereof (the "Settlement Date"). On the Settlement Date, (A) Purchaser shall transfer the aggregate Purchase Price for the shares in immediately available funds to an escrow account at BIPIELLE Bank (Suisse), via Nassa 11, 6900 Lugano TI ("the Bank") and (B) Seller shall deliver to the Bank such 2 share certificates duly endorsed in favor of the Purchaser or such designee of the Purchaser as the Purchaser may specify. The Bank shall be instructed to release the purchase price to the Seller on reception of the duly endorsed share certificates in favor of the Purchaser or its designee.

     3.     Seller represents that she has good and marketable title to the Shares, free and clear of all restrictive legends, liens, claims, security interests, rights of third parties and encumbrances whatsoever, that she has full power and authority to effect the sale to the Purchaser of the Shares as provided herein and that she has no knowledge of any such adverse claims or encumbrances or other items.

     4.     This Agreement shall be governed by and construed in accordance with the laws of Switzerland. The place of jurisdiction is Lugano.

     5.     Each of the parties hereto shall use all reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which, when delivered, shall constitute one and the same Agreement.

          IN WITNESS WHEREOF, the Seller and the Purchaser have caused this Agreement to be duly executed as of the day and year first above written.

Seller:	Purchaser:
February 25, 2003 /s/ Myriam Hernandez	February 26, 2003 /s/ Fabio Conti
Address: Myriam Hernandez Eienweg 1 4538 Oberbipp	Address: Victoria & Eagle Strategic Fund Cayman Island c/o Victoria & Eagle Asset Management SA Via Nassa 44 6900 Lugano

PROXY
(American Building Control, Inc.)

       WHEREAS, Victoria & Eagle Strategic Fund, Cayman Island, ("Purchaser") and Myriam Hernandez, Oberbipp, ("Seller") signed, on February 25/26, 2003, a Preferred Stock Purchase Agreement ("Agreement") for the purchase of 65,118 preferred shares of American Building Control, Inc. ("Company"), represented by 2 share certificates of 32,559 shares each;

       WHEREAS, Niklaus Zenger ("Zenger") is duly registered in the books of the Company as the holder of one of the two certificates (No. 4) and endorsed said certificate (1st of February 2003) in the name of Myriam Hernandez;

       WHEREAS, as additional inducement for Victoria & Eagle Strategic Fund to purchase the shares from Myriam Hernandez, the Seller and Zenger are ready to sign this Proxy in favor of the Purchaser;

          NOW, IT IS AGREED, this 26th day of February 2003 by the parties hereto:

           1.     Each of the Seller and Zenger hereby grants to, constitutes and appoints Victoria & Eagle Strategic Fund or such further persons that either of them may designate in writing, and each of them, as proxies and attorneys-in-fact, with full power of substitution, to represent and to vote all of the aforesaid Shares for the period commencing on the Effective Date of the Agreement and ending on the date on which the Shares are transferred on the books of the Company. Each of the Seller and Zenger agrees that this proxy is irrevocable and coupled with an interest and each agrees to take such further action and execute such other instruments as may be necessary to effectuate the intent of this proxy, and each hereby revokes any proxy previously granted by either of them to any party other than the Purchaser with respect to the Shares.

IN WITNESS WHEREOF, the Seller and Zenger have caused this Proxy to be duly executed as of the day and year first above written.

Seller:	Zenger:
/s/ Myriam Hernandez	/s/ Niklaus Zenger
Address: Myriam Hernandez Eienweg 1 4538 Oberbipp	Address: Niklaus Zenger Einweg 1 4538 Oberbipp